05036157

STATES
HANGE COMMISSION
, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51232 |

RECEIVED FEB 28 2005

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McAdams Wright Ragen, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Fourth Avenue, Suite 3900
(No. and Street)

| Seattle | WA | 98104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Director (206) 664-8807
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 999 Third Avenue, Suite 3500 | Seattle | WA | 98104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, David J. Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McAdams Wright Ragen, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
McAdams Wright Ragen, Inc.

We have audited the accompanying statement of financial condition of McAdams Wright Ragen, Inc. (a wholly owned subsidiary of Manzanita Capital, Inc.) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McAdams Wright Ragen, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 4, 2005

Ernst & Young LLP

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

# Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $3,464,041 |
| Deposits with clearing broker-dealer | 250,000 |
| Receivable from clearing broker-dealer | 681,924 |
| Marketable securities owned, at market value | 604,781 |
| Accrued interest receivable | 10,196 |
| Commissions receivable | 116,338 |
| Prepaid expenses and other assets | 156,400 |
| Notes receivable from employees | 510,607 |
| Property and equipment, net of accumulated depreciation | 533,102 |
| Equity investment | 28,188 |
| Total assets | $6,355,577 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Securities sold, not yet purchased, at market value | $ 45,599 |
| Accounts payable and accrued liabilities | 184,273 |
| Payroll and related obligations | 529,935 |
| Payable to Parent | 95,917 |
| Deferred tax liabilities, net | 67,377 |
| Total liabilities | 923,101 |
| | |
| Stockholder's equity: | |
| Common stock, no par value: | |
| Authorized shares – 50,000 | |
| Issued and outstanding shares – 1,000 | 761,500 |
| Additional paid-in capital | 3,004,738 |
| Retained earnings | 1,666,238 |
| Total stockholder's equity | 5,432,476 |
| Total liabilities and stockholder's equity | $6,355,577 |

*See accompanying notes.*

## 1. Organization and Nature of Business

McAdams Wright Ragen, Inc. (the Company) is a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent). The Company is a fully disclosed broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company clears its securities transactions on a fully disclosed basis through National Financial Services Corporation, LLC.

## 2. Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of balances on hand and on deposit in banks and other financial institutions and short-term investments. Cash on deposit in banks may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company considers all highly liquid investments with original maturities of three months or less on the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

### Marketable Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Marketable securities owned and securities sold, not yet purchased are valued at the closing market price with related changes in unrealized appreciation or depreciation reflected in net gains from principal trading. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

## 2. Significant Accounting Policies (continued)

### Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Upon disposal of property and equipment, the Company records the gain or loss based upon the difference between the proceeds received and the net book value of the asset disposed.

### Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

### Equity Investment

The equity investment represents a 45% interest in the members' equity of a limited liability company and is accounted for using the equity method. Under the equity method of accounting, the Company initially records an investment in the stock of an investee at cost, and adjusts the carrying amount of the investment to recognize its share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income by the Company.

### Commissions

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis.

### Investment Advisory Fees

Investment advisory fees are recognized quarterly as earned, based upon the terms of the respective investment advisory contract.

## 2. Significant Accounting Policies (continued)

### Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Pursuant to the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The Company is also allocated its share of tax benefits from common stock options exercised by employees. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of depreciation on property and equipment, prepaid expenses, unrealized trading losses, and accrued expenses for financial reporting and income tax purposes. The principal difference between the enacted tax rate and the Company's effective tax rate results primarily from nontaxable municipal bond interest income.

### Advertising Costs

Advertising costs are expensed as incurred and totaled $2,349 for the year ended December 31, 2004.

## 3. Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2004:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Municipal obligations | $576,617 | $ – |
| Equities | 28,164 | 45,599 |
| | $604,781 | $45,599 |

Subject to certain limitations, all securities owned are available to be pledged to the clearing broker-dealer on terms that permit that party to sell or repledge the securities to others.

## 4. Property and Equipment

At December 31, 2004, property and equipment is summarized as follows:

| | |
|---|---|
| Building improvements | $207,084 |
| Furniture and fixtures | 322,099 |
| Computer and office equipment | 466,370 |
| Total property and equipment | 995,553 |
| Accumulated depreciation | (462,451) |
| Property and equipment, net | $533,102 |

## 5. Equity Investment

The Company has a 45% interest in the members' equity of a limited liability company, Resonance Capital Management, LLC (Resonance Capital), the general partner of an investment partnership.

Summarized financial information for Resonance Capital as of December 31, 2004, and for the year then ended is as follows:

| | |
|---|---|
| Assets | $66,641 |
| Liabilities | (4,000) |
| Members' equity | $62,641 |
| | |
| Revenues | $ 177 |
| Expenses | 8,288 |
| Net loss | $(8,111) |
| | |
| Cash distribution to all members during year | $ – |

For purposes of the accompanying financial statement presentation, an income tax benefit of $1,241 has been allocated based on the Company's proportionate share of Resonance Capital's net loss. This allocation reflects the tax effects of including Resonance Capital's net loss in the Company's results of operations.

### 6. Income Taxes

The components of the income tax provision included in the statement of income for the year ended December 31, 2004, including the income tax effect related to the undistributed loss of the investee, are as follows:

| | |
|---|---|
| Current | $158,643 |
| Deferred | 28,862 |
| Income tax provision | $187,505 |

### 7. Leases

The Company has a building lease for its principal office facilities in Seattle, Washington, which expires in September 2008, and has a second building lease for a branch office in Bellevue, Washington, which expires in 2009. Rent expense incurred for these lease agreements amounted to $496,225 for the year ended December 31, 2004.

The Company also leases office equipment under contracts classified as operating leases. Related rent expense was $9,238 for the year ended December 31, 2004.

The Company's future minimum lease payments at December 31, 2004 are as follows:

| | |
|---|---|
| Year ending December 31: | |
| 2005 | $ 539,344 |
| 2006 | 551,324 |
| 2007 | 564,351 |
| 2008 | 465,307 |
| 2009 | 138,746 |
| Thereafter | 80,935 |
| Total minimum lease payments | $2,340,007 |

In connection with the lease of its principal office facilities, during January 2005 the Company exercised an option to lease additional office space beginning in October 2005 and expiring in 2008 under terms similar to those contained in its existing lease.

## 8. Related-Party Transactions

### Notes Receivable from Employees

The Company has entered into employment agreements, whereby it issued forgivable notes to certain newly hired employees, of which $510,607 is outstanding at December 31, 2004. The notes have due dates of three or five years and will be forgiven ratably on each anniversary of continuous employment with the Company, ending on the third or fifth anniversary of employment, respectively. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. The notes are amortized on a straight-line basis over their contractual lives and charged to other employee compensation and benefits in the statement of income.

### Stock Issuance to Employees

The Company's employees participate in the Parent's various incentive plans. During the year ended December 31, 2004, the Parent granted certain Company employees shares of the Parent's common stock. The Company recorded compensation expense of $15,790 reflecting the fair value of the common stock at the grant date as determined by the Board of Directors.

### Investment Management Agreements

The Company manages discretionary investment accounts owned by officers, employees, and close relatives of certain officers and employees. These accounts are managed under the same terms as other accounts held by unrelated third parties.

## 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15-to-1. At December 31, 2004, the Company had net capital of $3,896,411, as defined, which was $3,646,411 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 21%.

**10. Benefits**

The Company's employees participate in a 401(k) plan sponsored by the Parent that covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions expensed to the plan for the year ended December 31, 2004 were $15,898.

**11. Guarantees**

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, the total amount of customer balances subject to such indemnification was approximately $9.0 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2004, no amount was recorded as an accrued liability.